UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                 SCHEDULE 13G
                   Under the Securities Exchange Act of 1934

                               (Amendment No. 5)

                           HAEMONETICS CORPORATION

                                COMMON STOCK

                                405024-10-0
                                (CUSIP No.)



Check the following box if a fee is being Paid with this statement   [ ]





CUSIP No. 405024-10-0

      (1)   Names of Reporting Persons S. S. or I. R. S.
            Identification Nos. of Above Persons

            John F. White
            ###-##-####

      (2)   Check the Appropriate Box if a Member of a Group (See Instructions)

            (a)
                  ---------
            (b)
                  ---------

      (3)   SEC Use Only

            -----------------------------------

      (4)   Citizenship or Place of Organization             U.S.

      Number of         (5)    Sole Voting Power           1,559,071
      Shares
      Beneficially      (6)    Shared Voting Power           -----
      Owned by
      Each Reporting    (7)    Sole Dispositive Power      1,559,071
      Person
      With              (8)    Shared Dispositive Power      -----


      (9)   Aggregate Amount Beneficially Owned by Each Reporting Person
            1,559,071

      (10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

      (11)  Percent of Class represented by Amount in Row (9)     5.8%

      (12)  Type of Reporting Person (See Instructions)           IN



Item 1(a)   Name of Issuer:    HAEMONETICS CORPORATION
---------   ---------------

Item 1(b)   Address of Issuer's Principal Executive Offices:
---------   ------------------------------------------------

            400 Wood Road, Braintree, MA 02184

Item 2(a)   Name of person Filing:        John F. White
---------   ----------------------

Item 2(b)   Address of Principal Business Office or, if none, Residence:
---------   ------------------------------------------------------------

            Same as above

Item 2(c)   Citizenship:        U.S.
---------   ------------

Item 2(d)   Title of Class of Securities:        Common Stock
---------   -----------------------------

Item 2(e)   CUSIP Number    405024-10-0
---------   ------------

Item 3      Not Applicable
------

Item 4      Ownership:
------      ----------

            (a)  Amount Beneficially Owned:    1,559,071

            (b)  Percent of Class:    5.8%

            (c)  Number of shares as to which such person has:

                 (i)   sole power to vote or to direct the vote:

                       1,559,071

                 (ii)  shared power to vote or to direct the vote:

                       ------

                 (iii) sole power to dispose or to direct the disposition of:

                       1,559,071

                 (iv)  shared power to dispose or to direct the disposition of:

                       ------



Item 5      Ownership of Five Percent or Less of a Class:
------      ---------------------------------------------

            Not Applicable

Item 6      Ownership of More than Five Percent on Behalf of Another Person:
------      ----------------------------------------------------------------

            Not Applicable

Item 7      Identification and Classification of the Subsidiary Which Acquired
------      the Security Being Reported on By the Parent Holding Company:
            ------------------------------------------------------------------

            Not Applicable

Item 8      Identification and Classification of Member of the Group:
------      ---------------------------------------------------------

            Not Applicable

Item 9      Notice of Dissolution of Group:    Not Applicable
------      -------------------------------

Item 10     Certification:        Not Applicable
-------     --------------


Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                               Signed:  /s/ BRIGID A. MAKES
                                        -----------------------------

                               Name:    Brigid A. Makes
                                        -----------------------------

                               Title:   Vice President, Finance
                                        -----------------------------


Date:  February 13, 1997